DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
c/o DBL PROPERTIES CORPORATION
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
August 13, 2007
Dear Limited Partner:
                We previously sent you a letter dated August 8, 2007 regarding an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in Drexel Burnham Lambert Real Estate Associates II (the “Partnership”) initiated by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Flagship Fund 12, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Premier Fund, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 6, LLC; MPF Flagship Fund 9, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”).
                The Partnership, through its general partner, DBL Properties Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades and the Partnership has not recently conducted an analysis of the value of its Units. Because the general partner does not have a reliable indicator of the fair value of the Units, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
                However, in addition to the matters set forth in our prior letter, we call your attention to the following consideration:

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In our initial letter we disclosed that the mortgages encumbering Presidential House Apartments are currently under application to be consolidated into one mortgage. In connection with the anticipated refinancing, the lender has now obtained an appraisal of the property, a copy of which has also been obtained by the Partnership. In the appraisal report dated July 19, 2007, an appraiser concluded that the market value of Presidential House Apartments was $17,600,000 as of July 17, 2007.

                The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
                Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
                Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
                If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely,

DBL Properties Corporation, General Partner